October 22, 2024

Aristides Pittas
Chief Executive Officer
Euroholdings Ltd.
4, Messogiou & Evropis Street
Maroussi, 15124
Greece

        Re: Euroholdings Ltd.
            Draft Registration Statement on Form 20-F
            Submitted September 24, 2024
            CIK No. 0002032779
Dear Aristides Pittas:

        We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F
Forward Looking Statements, page 5

1. We note your reference to the safe harbor protections for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995 and your disclosure that you desire to take advantage of these safe harbor provisions. Please note that this safe harbor is not available for issuers that are not currently subject to the reporting requirements of Sections 13(a) or 15(d) of the Securities Exchange Act.
        Please remove these references and revise your disclosure accordingly. October 22, 2024
Page 2
Item 3. Key Information
B. Capitalization and Indebtedness, page 9

2. We note that you provide your capitalization and indebtedness as of December 31,
       2023. Please revise your disclosure to provide a statement of capitalization and indebtedness as of a date no earlier than 60 days prior to the date of the document. Refer to Item 3.B of Form 20-F.
Pro Forma/Earnings per Common Share, page 9

3. Please revise your calculation to present pro forma earnings per common share for the year ended December 31, 2023 as opposed to December 31, 2022.
D. Risk Factors
Certain of our shareholders will hold shares of Euroholdings in amounts to give them a significant percentage of the total outstanding, page 28

4. We note your disclosure on page 95 that entities affiliated with the Pittas family hold
       57.4% of your voting power. Please revise to disclose whether the Pittas family and its affiliates will have voting control over the company. Please also address whether you
       will be a    controlled company    as defined under the relevant Nasdaq
listing rules and,
       if so, whether you intend to rely on "controlled company" exemptions. To the extent you will be considered a "controlled company," please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.
We are an    emerging growth company    and we cannot be certain that the
reduced disclosure
and other requirements, page 42

5. Please expand your disclosure to identify those exemptions and scaled disclosures which overlap with the ones available to you as both a foreign private issuer and an emerging growth company and to clarify the extent to which you will continue to enjoy any exemptions and scaled disclosures as a result of your status as a foreign private issuer once you no longer qualify as an emerging growth company. Future sales of our common stock could cause the market price of our common stock to decline, page 49

6. We note your disclosure at page 99 that you have entered into a registration rights agreement with Friends Investment Company Inc., Containers Shareholders
       Trinity Ltd., Eurobulk Marine Holdings Inc. and Family United Navigation Co.,
       pursuant to which you will grant [them] the right, under certain circumstances and subject to certain restrictions, to require you to register under the Securities Act shares of your common stock held by them. Please expand this risk factor to quantify the number of shares subject to such registration rights and address related risks.
Item 4. Information on the Company
Our Customers, page 54

7. We note that your top two customers accounted for approximately 86% of your revenues in 2023. Please revise to provide a more detailed description of your
 October 22, 2024
Page 3

       relationships with these customers and whether such relationships involves long term agreements or arrangements. Please describe the material terms of any such
       agreements or arrangements. To the extent you are substantially dependent on any agreement with these customers, file the agreement as an exhibit. If you believe you are not substantially dependent on any such agreement, please explain why. Refer to
       Instruction 4(b)(ii) of the Instructions to Exhibits of Form 20-F.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations of Euroholdings Ltd. Predecessor
Year ended December 31, 2023 compared to the year ended December 31, 2022, page
78

8. You disclose time charter revenue declined during the year ended December 31, 2023,
       primarily related to your vessel    M/V Aegean Express   , which while
it was
       drydocked and being repaired during January 2023, had its three-year charter at a gross rate of $41,000 per day which had commenced on March 31, 2022, repudiated by the charterer with the vessel being able to secure replacement charters at a gross rate of $13,000 per day until August 2023, $9,000 per day until November 2023 and
       $7,000 per day thereafter as market rates had decreased in 2023. Please expand your disclosure to provide the underlying reasons or events that led to or caused the rate repudiation by the charterer.
Other operating income, page 79

9. On page 39 you state that you occasionally carry loss of hire insurance when your vessels are trading in areas where a history of piracy has been reported. We also note that you recorded $2.27 million of income related to loss of hire insurance for one of
       your vessels, M/V    Aegean Express    during the year ended December
31,
       2023. Please expand your disclosure to further explain the nature of the gain recorded during the year ended December 31, 2023, providing details sufficient to understand the underlying reasons for the insurance recovery, quantification of any cash proceeds received and where the proceeds are reflected in your financial statements.
Item 6. Directors, Senior Management and Employees, page 87

10. Please disclose the nature of any family relationships between any of your directors and executive officers. See Item 6.A.4 of Form 20-F.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders, page 95

11. Please update your beneficial ownership table as of the most recent practicable date.
       Refer to Item 7.A of Form 20-F.
12. Please revise your disclosure to identify the natural person(s) who have voting or investment control with respect to the shares held by Containers Shareholders Trinity
       Ltd., Friends Investment Company Inc., Eurobulk Marine Holdings Inc., and Family
       United Navigation Co. Refer to Item 7.A.3 of Form 20-F.
 October 22, 2024
Page 4
B. Related Party Transactions, page 98

13. Please revise your disclosure to describe the material terms of the Contribution and
       Conveyance Agreement, which you indicate in your exhibit index will be be filed by amendment.
Item 10. Additional Information
A. Share Capital
Preferred Stock, page 102

14. Please revise to provide more detailed disclosure relating to rights, preferences, and restrictions attached to the Series A Participating Preferred Stock. See
Item 10.B of
       Form 20-F.
General

15. We note the disclosure in your filing that your fleet consists exclusively of three elder vessels and that following the spin-off, the Parent will focus on modern, newly built vessels. We further note that you have entered into an agreement with the Parent pursuant to which the Parent will have a right of first refusal for any acquisition opportunities of containership vessels and that you will have a right of first offer with respect to any vessel sales by the Parent of vessels older than fifteen years of age.
       Please further describe the reasons for the spin-off transaction.

        Please contact Myra Moosariparambil at 202-551-3796 or Craig Arakawa at 202-551-
3650 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Irene
Barberena-Meissner at 202-
551-6548 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Anthony Tu-Sekine, Esq.